UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vitacost.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
092847A20 0
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	092847A20 0

1)	NAMES OF REPORTING PERSONS Allen S. Josephs

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

(5) SOLE VOTING POWER

NUMBER OF	764,000*

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,803,285**

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	764,000*

WITH	(8) SHARED DISPOSITIVE POWER

1,803,285**

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,567,285

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.1%***

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Consists of: (i) options to purchase 584,000 shares of common stock of the Issuer; and (ii) 180,000 shares of common stock of the Issuer owned directly by the A.M. Josephs Family Foundation.
** Consists of: (i) 25,000 shares of common stock of the Issuer owned jointly by the reporting person and his wife; (ii) 1,477,485 shares of common stock of the Issuer owned directly by the A.M. Josephs Family Limited Partnership; and (iii) 300,800 shares owned directly by the Allen S. Josephs Three Year Annuity Trust.
*** Percentage ownership is computed in accordance with Rule 13d-3(d)(1) based on 27,757,460 shares of common stock of the Issuer outstanding as of August 2, 2010 as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2010, together with options beneficially owned by the reporting person which are exercisable into shares of common stock of the Issuer within 60 days of December 31, 2010.

CUSIP No. 092847A20 0
Item 1.
(a)	Name of Issuer:

Vitacost.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5400 Broken Sound Blvd., NW Suite 500 Boca Raton, FL 33487
Item 2.
(a)	Name of Person Filing:

Allen S. Josephs

(b)	Address of Principal Business Office, or if None, Residence:

7710 Kenway Place Boca Raton, FL 33433

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

092847A20 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,567,285

(b)	Percent of class: 9.1%*

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	764,000**

(ii) Shared power to vote or to direct the vote	1,803,285***

(iii) Sole power to dispose or to direct the disposition of	764,000**

(iv) Shared power to dispose or to direct the disposition of	1,803,285***

*	Percentage ownership is computed in accordance with Rule 13d-3(d)(1) based on 27,757,460 shares of common stock of the Issuer outstanding as of August 2, 2010 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2010, together with options beneficially owned by the reporting person which are exercisable into shares of common stock of the Issuer within 60 days of December 31, 2010.

**	Consists of: (i) options to purchase 584,000 shares of common stock of the Issuer; and (ii) 180,000 shares of common stock of the Issuer owned directly by the A.M. Josephs Family Foundation.

***	Consists of: (i) 25,000 shares of common stock of the Issuer owned jointly by the reporting person and his wife; (ii) 1,477,485 shares of common stock of the Issuer owned directly by the A.M. Josephs Family Limited Partnership; and (iii) 300,800 shares owned directly by the Allen S. Josephs Three Year Annuity Trust.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2011	/s/ Allen S. Josephs
Allen S. Josephs

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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